Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE PROVIDES UPDATE ON NUNAVUT PROJECTS — TYPE A WATER LICENCE GRANTED FOR WHALE TAIL DEPOSIT AND PRODUCTION REMAINS ON SCHEDULE FOR THIRD QUARTER 2019; AMARUQ EXPLORATION CONTINUES TO EXPAND KNOWN MINERALIZED ZONES; 2018 SEALIFT SEASON COMMENCES AT MELIADINE

Toronto (July 16, 2018) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) is providing an update on activities at its 100% owned Nunavut projects.  These include the Amaruq project, which is located approximately 50 kilometres northwest of the Meadowbank mine, and the Meliadine project, which is located approximately 25 kilometres from Rankin Inlet.  Highlights include:

•                  Type A water licence received for the Whale Tail pit at the Amaruq project — On July 11, 2018, the Type A water licence was approved by the Minister of Crown-Indigenous Relations and Northern Affairs Canada.  This permit allows for the construction and development of the Whale Tail pit

•                  Preliminary construction work and stripping of the Whale Tail pit will begin in the third quarter of 2018 as expected — The Whale Tail deposit remains on schedule and budget for the start of production in the third quarter of 2019

•                  The Whale Tail underground exploration ramp is proceeding as planned — At the end of June 2018, approximately 478 metres of ramp development had been completed at a cost of approximately $10.7 million.  In 2018, approximately 1.2 kilometres of ramp development is planned

•                  Amaruq exploration drilling continues to expand known mineralized zones — Recent drilling intersected 10.2 grams per tonne (“g/t”) gold over 16.9 metres at 316 metres depth, confirming the grade and geometry in the Whale Tail ore shoot.  A recent hole in the V Zone returned 10.3 g/t gold over 5.0 metres at 20 metres depth, which is expected to extend mineral resources westward at surface

•                  Meliadine project proceeding on schedule and on budget — Development activities remain on track for the commencement of production at the Meliadine project in the second quarter of 2019.  The first boat of the 2018 shipping season has been off-loaded at Rankin Inlet, and additional boats are expected in the coming weeks

“We would like to thank the various regulatory agencies, both federal and territorial, the Inuit Organizations, the local communities and our employees for their diligent participation in the permitting process.  With the approval of the Whale Tail Type A Licence, the project remains on schedule to commence production in the third quarter of 2019, and exploration activities continue to expand the known mineralization, which could potentially extend the mine life”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “Elsewhere in Nunavut, development activities at Meliadine are progressing on schedule and on budget, which continues to support the start of production in the second quarter of 2019”, added Mr. Boyd.

Approval Received for Type A Water Licence for the Whale Tail Pit

Agnico Eagle has a 100% interest in the Amaruq project, approximately 50 kilometres northwest of the Meadowbank mine. Amaruq is situated on a 99,878-hectare property, almost adjacent to the 68,735-hectare Meadowbank property.  Development of the Amaruq project was approved in February 2017 by the Company’s Board of Directors as a satellite deposit to supply ore to the existing Meadowbank mill, pending the receipt of the required permits.

On July 11, 2018, the Honourable Dr. Caroline Bennett, Minister of Crown-Indigenous Relations and Northern Affairs Canada (formerly Indigenous and Northern Affairs Canada), approved Agnico Eagle’s Type A Water Licence for the Whale Tail pit, which had been issued by the Nunavut Water Board on May 30, 2018.  This approval authorizes the Company to commence development activities on the Whale Tail deposit.

Whale Tail Construction Schedule

In late July 2018, the Company plans to initiate construction of the Whale Tail dike (rock fill has already been stockpiled for use as per approval within the pre-development license) and begin progressive overburden and waste stripping for Phase 1 of the Whale Tail Pit.

The schedule for construction activities, including Whale Tail Lake dewatering, is expected to allow for progressive mining and stockpiling of ore in the second quarter of 2019 to support the expected start of production in the third quarter of 2019, which will coincide with the end of production at the Meadowbank mine in 2019.

Amaruq Project Second Quarter 2018 Activities — Continued Focus on Site Development, Development of the Underground Exploration Ramp and Deep Exploration

The Amaruq project remains on budget with capital expenditures in 2018 forecast to be approximately $175 million.

During the second quarter of 2018, Amaruq site activities focused on:

•                  Underground ramp development, which advanced by 350 metres in the quarter

•                  Detailed engineering studies for Whale Tail infrastructure (87% complete)

•                  Expansion of the temporary camp facility and completion of a maintenance shop for mining equipment

•                  Expansion of the exploration road to a production haulage road, which began in April 2018

The first round of the underground exploration ramp was blasted in early January 2018, and by June 30, 2018, the ramp had advanced 478 metres to 60 metres vertical depth at a cost of approximately $10.7 million.  For the full year 2018, approximately 1.2 kilometres of underground development is planned at a cost of $21 million, which will be expensed and not included in capital costs.  The main purpose of building the ramp is to carry out additional exploration drilling and evaluate the potential for underground mining activities at both the Whale Tail and V zones.

Exploration continues at depth in both the Whale Tail deposit and V Zone, as well as conversion drilling of underground mineral resources at Whale Tail closer to the planned pit bottom.  In addition, several rotary air blast drill holes were completed east of Mammoth to test a magnetic anomaly.

In the second quarter of 2018, the Company drilled 22,342 metres in 51 drill holes at the Amaruq project, part of the first phase of a 67,000-metre exploration drill program in 2018.  Definition drilling in this period totaled 5,479 metres (63 holes) to infill the initial benches of the planned open pit in preparation for the first year of production.

Selected recent intercepts from the Amaruq project are set out in the table below.  The drill hole collars are located on the Amaruq project local geology map; the pierce points are shown on the Amaruq project composite longitudinal section.  All intercepts reported for the Amaruq project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Whale Tail (WT) deposit and V Zone, Amaruq project

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ18-1697C	V Zone	729.2	746.6	651	15.1	3.7	3.7
including		738.0	743.6	653	4.8	6.8	6.8
AMQ18-1723	V Zone	23.0	28.8	20	5.0	10.3	10.3
AMQ18-1737	V Zone	538.8	542.8	453	3.9	10.4	8.2
AMQ18-1739B	V Zone	721.0	727.3	608	5.2	11.6	11.6
and	V Zone	738.8	772.2	632	31.4	5.1	5.1
including		761.0	772.2	641	10.5	11.2	11.2
AMQ18-1739D	V Zone	735.0	738.7	629	3.5	26.2	14.7
and	V Zone	744.8	748.0	636	3.0	79.5	21.1
And	V Zone	760.7	764.4	649	3.5	13.6	13.6
AMQ18-1742	WT	444.6	487.5	403	11.1	8.9	8.9
including		472.4	483.5	414	2.9	14.4	14.4
AMQ18-1745A	WT	433.0	449.7	326	14.5	3.2	3.2
Including		438.0	444.0	326	5.2	4.7	4.7
AMQ18-1748	WT	444.0	461.0	330	13.0	9.0	9.0
Including		444.0	450.3	326	4.8	15.5	15.5
AMQ18-1755	WT	363.2	381.2	316	16.9	10.2	10.2
Including		367.7	372.7	314	4.7	17.4	17.4
And	WT	389.0	392.0	332	2.8	12.2	12.2
AMQ18-1758	WT	467.4	471.2	360	3.7	10.3	10.3

*                                         Holes at the Whale Tail deposit use a capping factor of 80 g/t gold. Holes at V Zone use a capping factor of 60 g/t gold.

[Amaruq Project Local Geology Map]

[Amaruq Project Composite Longitudinal Section]

Whale Tail Deposit — Exploration Continues to Infill Below the Planned Pit Bottom

The Whale Tail deposit has been defined over at least 2.3 kilometres of strike length and extends from surface to 915 metres depth.

Exploration continues at depth with the aim of extending the limits of the deeper mineral resources.  In the shallower parts of the underground mineral resources, closer to the planned pit bottom, infill drilling is occurring from surface.  The objective is to improve the understanding of the geometry and limits of the main Whale Tail ore shoot.  The current understanding is that the Whale Tail ore shoot stretches from surface to almost 550 metres depth over a strike length of approximately 1,500 metres, following a shallowly east- to northeast-plunging fold hinge in the mineralized chert-iron formation sequence.  The results should allow a more rapid assessment of the economic potential of this area.  The results reported in the table above are from this infill program.

Hole AMQ18-1742 intersected 8.9 g/t gold over 11.1 metres at 403 metres depth along the base of the ore shoot.  The hole was drilled subparallel to the mineralization, but preliminary interpretation suggests that the lower limb of the folded ore shoot could locally be wider than previously modelled.

Two recent high-grade intercepts confirm the grade and geometry in the ore shoot.  Hole AMQ18-1748 intersected 9.0 g/t gold over 13.0 metres at 330 metres depth, including 15.5 g/t gold over 4.8 metres.  Sixty metres to the west, hole AMQ18-1755 returned 10.2 g/t gold over 16.9 metres at 316 metres depth, including 17.4 g/t gold over 4.7 metres.

Hole AMQ18-1745A intersected 4.7 g/t gold over 5.2 metres at 326 metres depth and hole AMQ18-1758 intersected 10.3 g/t gold over 3.7 metres at 360 metres depth.  The results from these two holes are expected to help to convert inferred mineral resources into indicated mineral resources in the main ore shoot.

The Whale Tail deposit remains open at depth.  The drill program for the remainder of 2018 will continue to test the Whale Tail deposit and the parallel structure to its north at depth, to expand the mineral resources and continue to convert inferred mineral resources to indicated mineral resources.

V Zone — Drilling Outlines a Potential New Ore Shoot at Depth

The V Zone consists of a series of parallel stacked mineralized structures striking northeast from near surface to as deep as 653 metres below surface; the dip of the structures ranges from 30 degrees near surface to more complex geometry at depth.

A mineralized corridor 100 to 150 metres wide plunging shallowly to the northeast has recently been interpreted as a V Zone ore shoot at depth.  It extends from approximately 300 metres to more than 650 metres depth.  The V Zone ore shoot follows the south limb of a fold in the contact between volcanic and sedimentary rock units, which is a favourable location for mineralization.  While the V Zone ore shoot is approximately parallel to the Whale Tail ore shoot, it is offset approximately 200 metres to the northwest and occupies a different stratigraphic horizon.  Most of the recent results are from the deep part of the V Zone structures.

Significant gold grades are being encountered along multiple stacked mineralized horizons associated with the V Zone ore shoot described above.  These mineralized zones are hosted within both the volcanic and sedimentary rocks, contributing to contrasting styles of mineralization.  Volcanic host rocks result in ore styles typical of what is observed in the V Zones close to surface (a series of discrete shear veins), while sedimentary host rocks result in mineralization styles more typical of the Whale Tail type of mineralization (a mix of more diffuse veins and silica flooding within greywackes and chert units).  The latter style of mineralization is characterized by less nugget effect and often a wider and generally more predictable gold distribution.

The most significant intercept of hole AMQ18-1697C was within the sedimentary rocks, approximatively 60 metres below and 175 metres east of the current mineral resources envelope.  This hole intersected 3.7 g/t gold over 15.1 metres at 651 metres depth, including 6.8 g/t gold over 4.8 metres.

Nearby, hole AMQ18-1739B intersected 11.6 g/t gold over 5.2 metres at 608 metres depth in volcanic rocks, close to the mineral resource limit.  The same hole intersected 5.1 g/t gold over 31.4 metres at 632 metres depth in sedimentary rocks, part of a wide lower grade envelope just above a higher-grade interval of 11.2 g/t gold over 10.5 metres at 641 metres depth.  The closest defined mineral resources in this horizon are approximately 50 metres to the west.

In the same vicinity, hole AMQ18-1739D highlighted the presence of multiple narrow, high-grade intervals hosted within a large envelope of lower grade material.  The best results from this hole include 14.7 g/t gold over 3.5 metres at 629 metres depth, 27 metres south of the mineral resources limit in volcanic rocks; 21.1 g/t gold over 3.0 metres at 636 metres depth; and 13.6 g/t gold over 3.5 metres at 649 metres depth.  The latter two intercepts are approximately 60 metres east of the lower mineral resources and are in sedimentary rocks.

Hole AMQ18-1737 further confirms mineralization to the east along another possible V Zone ore shoot parallel to the main one described above, with an intercept of 8.2 g/t gold over 3.9 metres at 453 metres depth.

Hole AMQ18-1723 intersected 10.3 g/t gold over 5.0 metres at 20 metres depth.  It lies 120 metres west of the planned V Zone pit limit, so is expected to extend the mineral resources westward at surface.

Drilling will continue in the V Zone to test its depth and lateral extent.

Meliadine Project - Mine Development and Construction Progressing on Schedule and on Budget

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010, and is Agnico Eagle’s largest gold deposit in terms of mineral resources.  The Company owns 100% of the 111,358 hectare property.  In February 2017, the Company’s Board of Directors approved the construction of the Meliadine project.

Underground development and surface construction at Meliadine continued through the second quarter of 2018 and the project remains on schedule and on budget for the commencement of production in the second quarter of 2019.  The estimated capital budget for 2018 is unchanged at $398 million.

On July 9, 2018, the first vessel of the sealift shipping season arrived in Rankin Inlet.  The first boat has been unloaded and a second boat is in position to begin its off-loading.  Additional details on the Meliadine project will be provided in the Company’s news release reporting second quarter 2018 results, which is scheduled for release on July 25, 2018.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at July 16, 2018.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “indicate”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking project timelines; statements concerning the Company’s plans to build operations at Amaruq and Meliadine, including the timing and funding thereof; statements concerning projected exploration expenditures, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future capital expenditures; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the upgrading or expansion thereof; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites and other statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2017 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2017 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the

Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations and relating to exploration has been approved Guy Gosselin, Eng. and

P.Geo., Vice-President, Exploration, each of whom is a “Qualified Person” for the purposes of NI 43-101.

Daniel Doucet, Senior Corporate Director, Reserve Development for the Company, approved the scientific and technical information related to the Company’s mineral reserves and mineral resources.  Mr. Doucet is a qualified person as defined by NI 43-101.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred” and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012